UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. Announces Proposed Offering of Senior Floating Rate Notes Due 2013
2	Angiotech Pharmaceuticals, Inc.’s Unaudited Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2006 and the year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and many other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission.  For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section in our Form 40-F for the year ended December 31, 2005.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 27, 2006

By      /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

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Exhibit 1

PROPOSED OFFERING OF SENIOR FLOATING RATE NOTES DUE 2013

VANCOUVER, BC, November 27, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it intends to offer U.S.$325 million in aggregate principal amount of senior floating rate notes due 2013 in a private placement, subject to market and other conditions. The notes will be the company’s unsecured senior obligations and will rank equally in right of payment to all of the company’s existing and future senior indebtedness.

The net proceeds of the offering, plus cash on hand, will be used to repay the outstanding principal amount under the company’s senior secured term loan facility.  The company intends to terminate its existing revolving credit facility when it repays its senior secured term loan facility.

The notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold within the United States, or to, or for the account or benefit of, United States persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, such registration requirement.  The notes will also be offered and sold in certain provinces of Canada on a private placement basis only to those permitted to purchase notes in accordance with applicable securities laws.

In connection with the proposed offering of notes, the company has filed with United States and Canadian securities regulatory authorities unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006 and the year ended December 31, 2005, which are available at www.sec.gov/edgar.shtml and at www.sedar.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Note on Forward Looking Statements:

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and many other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission.  For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section in our Form 40-F for the year ended December 31, 2005.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Investors:

Media:

Deirdre Neary

Jodi Regts

Manager, Investor Relations

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals, Inc.

(604) 222-7056

(604) 221-7930

dneary@angio.com

jregts@angio.com

Exhibit 2

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (“Angiotech”) for the year ended December 31, 2005 and the nine month period ended September 30, 2006 give effect to our acquisition (the “Acquisition”) of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) and to the refinancing (the “Refinancing”, as defined below) as if such transactions had occurred on January 1, 2005.  The following unaudited pro forma consolidated balance sheet as of September 30, 2006 gives pro forma effect to the Refinancing as if it had occurred on September 30, 2006.

The Acquisition includes:

o

the acquisition of 100% of the outstanding shares of AMI by Angiotech on March 23, 2006 for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from our short-term and long-term investments;

o

the incurrence on March 23, 2006 of $350 million aggregate principal amount of long-term debt under the term loan portion of our senior credit facility;

o

the issuance on March 23, 2006 of $250 million aggregate principle amount of our senior subordinated notes; and

o

fees and expenses of $27 million related to the Acquisition.

The Refinancing includes:

o

the repayment of all amounts outstanding under the term loan portion of our senior credit facility and the termination of our $75 million revolving credit facility put in place to finance the Acquisition;

o

the proposed issuance of $325 million aggregate principal amount of our new senior floating rate notes which today have announced our intention to offer; and

o

the incurrence of estimated fees and expenses of $7.5 million related to the Refinancing.

The unaudited pro forma consolidated financial statements have been prepared on a U.S. generally accepted accounting principles (“GAAP”) basis consistent with those principles used in, and should be read in conjunction with, the historical unaudited consolidated financial statements and related notes of Angiotech for the nine months ended September 30, 2006 and the historical audited consolidated financial statements and related notes of each of Angiotech and AMI for the year ended December 31, 2005.

The pro forma adjustments for the Acquisition and Refinancing relating to fees and expenses, debt issuance costs and interest expense are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The actual effects of the Refinancing will be made as of the closing date of the Refinancing and may differ from those reflected in the pro forma adjustments shown in these unaudited pro forma consolidated financial statements and described in the accompanying notes to such statements.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the Acquisition or Refinancing been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of income data or other financial data as of any future date or any future period.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2006

(in thousands of U.S.$)

	Angiotech Pharmaceuticals, Inc.	Pro Forma Adjustments relating to the Refinancing		Pro Forma
ASSENTS		(Note 4)
Current
Cash and cash equivalents	$ 81,700	$ 325,000	(4a)	$ 77,972
		(328,728)	(4a)
Short-term investments	8,000			8,000
Accounts receivable, net	24,674			24,674
Inventories	31,608			31,608
Deferred income taxes	5,234			5,234
Prepaid expenses and other current assets	5,174			5,174
Assets from discontinued operations	16,757			16,757
Total current assets	173,147	(3,728)		169,419
Long-term investments	43,311			43,311
Property, plant and equipment , net	60,591			60,591
Intangible assets, net	250,805			250,805
Goodwill	643,197			643,197
Deferred financing costs, net	17,065	7,500	(4a)	15,442
		(9,123)	(4a)
Deferred income taxes	4,154			4,154
Other assets	2,133			2,133
	$ 1,194,403	$ (5,351)		$ 1,189,052
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current
Accounts payable and accrued liabilities	39,773			39,773
Income taxes payable	16,829			16,829
Interest payable	1,319	(1,319)	(4a)	-
Deferred revenue – current portion	1,630			1,630
Long-term debt – current portion	3,215	(3,215)	(4a)	-
Liabilities from discontinued operations	3,156			3,156
Total current liabilities	65,922	(4,534)		61,388
Deferred revenue	1,474			1,474
Deferred income taxes	72,356			72,356
Deferred leasehold inducement	2,683			2,683
Long-term debt	566,694	325,000	(4a)	575,000
		(316,694)	(4a)
	643,207	8,306		651,513
Stockholders’ equity
Share capital	470,124			470,124
Additional paid in capital	26,330			26,330
Accumulated deficit	(29,319)	(9,123)	(4a)	(38,442)
Accumulated other comprehensive income	18,139			18,139
Total stockholders’ equity	485,274	(9,123)		476,151
	$ 1,194,403	$ (5,351)		$ 1,189,052

See accompanying notes to the unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the nine months ended September 30, 2006

(in thousands of U.S.$, except share and per share data)

	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments relating to Acquisition	Subtotal	Pro Forma Adjustments relating to Refinancing	Pro Forma Combined
	Nine months ended September 30, 2006	January 1, 2006 to March 22, 2006
REVENUE:		Restated (Note 5)	(Note 3)		(Note 4)
Royalty revenue	$ 127,779	$ -		$ 127,779		$ 127,779
Product sales	93,864	38,007	(3,060) (3i)	128,811		128,811
License fees	179	-		179		179
	221,822	38,007	(3,060)	256,769		256,769
EXPENSES:
License and royalty fees	19,496	-		19,496		19,496
Cost of products sold	45,663	20,115	(2,257) (3i)	63,521		63,521
Research and development	33,228	859		34,087		34,087
Selling, general and administration	54,505	48,378	(2,066) (3e)	66,619		66,619
			306 (3f)
			(33,887) (3g)
			(617) (3i)
Depreciation and amortization	21,726	-	273 (3e)	22,026		22,026
			172 (3e)
			(145) (3i)
In-process research and development	1,042	-		1,042		1,042
	175,660	69,352	(38,221)	206,791		206,791
Operating income (loss)	46,162	(31,345)	35,161	49,978		49,978
Other income (expenses):
Foreign exchange gain	1,778	-		1,778		1,778
Investment and other income (expense)	5,494	(1,450)	(2,095) (3d)	1,949		1,949
Interest expense	(23,611)	(2,025)	2,025 (3b)	(34,137)	18,792 (4b)	(35,649)
			(10,526) (3c)		(20,304) (4b)
Gain (loss) on redemption of investments	(413)	-		(413)		(413)
Total other income (expenses)	(16,752)	(3,475)	(10,596)	(30,823)	(1,512)	(32,335)
Income from continuing operations before income taxes	29,410	(34,820)	24,565	19,155	(1,512)	17,643
Income tax expense (recovery)	12,256	(13,737)	11,593 (3j)	10,112	(393) (4c)	9,719
Net income (loss) from continuing operations	$ 17,154	$ (21,083)	$ 12,972	$ 9,043	$ (1,119)	$ 7,924

Pro forma basic and diluted net income from continuing operations per common share						$ 0.09
Basic weighted average number of common shares outstanding (in thousands)						84,674
Diluted weighted average number of common shares outstanding (in thousands)						85,484

See accompanying notes to the unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2005

(in thousands of U.S.$, except share and per share data)

	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments relating to Acquisition	Subtotal	Pro Forma Adjustments relating to Refinancing	Pro Forma Combined
REVENUE:		Restated (Note 5)	(Note 3)		(Note 4)
Royalty revenue	$ 189,203	$ -		$ 189,203		$ 189,203
Product sales	5,334	174,650	(7,702) (3i)	172,282		172,282
License fees	5,111	-		5,111		5,111
	199,648	174,650	(7,702)	366,596		366,596
EXPENSES:
License and royalty fees	28,345	-		28,345		28,345
Cost of products sold	5,653	83,144	(1,151) (3e)	81,547		81,547
			(6,099) (3i)
Research and development	31,988	3,341		35,329		35,329
Selling, general and administration	37,837	56,812	(6,030) (3e)	88,734		88,734
			1,224 (3f)
			(1,109) (3i)
Depreciation and amortization	9,540	-	24,731 (3e)	34,452		34,452
			761 (3e)
			(580) (3i)
In-process research and development	54,957	-		54,957		54,957
Gain on sales of intellectual property	-	(10,121)		(10,121)		(10,121)
	168,320	133,176	11,747	313,243		313,243
Operating income	31,328	41,474	(19,449)	53,353		53,353
Other income (expenses):
Foreign exchange gain	1,092	-		1,092		1,092
Investment and other income (expense)	10,006	(17,131)	(6,339) (3d)	4,008		4,008
			221 (3b)
			17,251 (3h)
Interest expense	-	(8,718)	8,939 (3b)	(46,744)	26,310 (4b)	(47,505)
			(221) (3b)		(27,071) (4b)
			(46,744) (3c)
Write-down of investment	(5,967)	-	-	(5,967)		(5,967)
Total other income (expenses)	5,131	(25,849)	(26,893)	(47,611)	(761)	(48,372)
Income from continuing operations before income taxes	36,459	15,625	(46,342)	5,742	(761)	4,981
Income tax expense (recovery)	28,055	9,265	(22,720) (3j)	14,600	(266) (4c)	14,334
Net income (loss) from continuing operations	$ 8,404	$ 6,360	$ (23,622)	$ (8,858)	$ (495)	$ (9,353)

Pro forma basic and diluted net loss from continuing operations per common share						$ (0.11)
Basic and diluted weighted average number of common shares outstanding (in thousands)						84,121

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements give effect to the Acquisition for cash consideration of $787.9 million plus transaction costs of $27 million.  Angiotech financed the transaction with a combination of long-term debt obligations, including the incurrence of $350 million of indebtedness under the term loan portion of its senior credit facility, net proceeds from the issuance of $250 million of its senior subordinated notes, and existing cash on hand of $214.9 million.

The unaudited pro forma consolidated financial statements also give effect to the repayment of all amounts outstanding under the term loan portion of the senior credit facility, the termination of the revolving credit facility, and the issuance of $325 million of the Company’s new senior floating rate notes.

The unaudited pro forma consolidated financial statements have been prepared on a U.S. GAAP basis and include:

•

an unaudited pro forma consolidated balance sheet as at September 30, 2006 which gives pro forma effect to the Refinancing as if it had occurred on September 30, 2006; and

•

unaudited pro forma consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005 which reflect the Acquisition and Refinancing as if they had occurred on January 1, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical unaudited consolidated financial statements and related notes of Angiotech for the nine months ended September 30, 2006 and the historical audited consolidated financial statements of Angiotech and the restated historical audited consolidated financial statements of AMI for the year ended December 31, 2005.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Acquisition or Refinancing had occurred on the dates or for the periods noted above.  In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Angiotech and AMI as set forth in their historical audited consolidated financial statements.

3.   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATING TO ACQUISITION

The pro forma consolidated financial statements give pro forma effect to the following relating to the Acquisition of AMI:

(a)   The Acquisition was accounted for under the purchase method of accounting with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, “Business Combinations”.

The assets and liabilities of AMI were included in the Company’s historic consolidated financial statements from March 23, 2006, the date of acquisition.  Total consideration of $796.5 million, including acquisition costs of $8.6 million, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million as at March 23, 2006.  Subsequent to the acquisition the Company performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.1 million as of September 30, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables. The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation.

Total fair value of the consideration given was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

(in thousands U.S.$)
Current assets	$ 89,271
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	587,058
Deferred income tax asset	6,747
Current liabilities	(39,090)
Deferred income tax liability	(87,578)
Total estimated purchase price	$ 796,508

In accordance with Financial FASB Statement No. 142, “Goodwill and Other Intangible Assets”, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets ranging from 9 months to 12 years.

(b)

AMI interest expense of $2.0 and $8.9 million has been eliminated as a result of the repayment of AMI debt for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005, has been reclassified.

(c)

Pro forma interest expense of $34.1 and $46.7 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the nine months ended  September 30, 2006 and the year ended December 31, 2005, respectively, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense
Nine months ended September 30, 2006
Interest expense recorded by Angiotech for the nine months ended September 30, 2006	$ 23,611
Add: Pro forma interest expense for the period January 1, 2006 to March 22, 2006 relating to:
$350,000 senior secured term loan facility, using pro forma interest rate of 6.88% (LIBOR + 1.50%)	5,418
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,413
Revolving credit facility commitment fees	84
Amortization of debt issuance costs	611
Total pro forma adjustment	10,526
Total pro forma interest expense	$ 34,137

If the interest rate used to calculate pro forma interest expense on the senior term loan facility increased or decreased by 0.125%, total pro forma interest expense would increase or decrease by $0.1 million for the nine months ended September 30, 2006.

(in thousands U.S.$)	Pro Forma Interest Expense
Year ended December 31, 2005
Pro forma interest expense for the period from January 1, 2005 to December 31, 2005 relating to:
$350,000 senior term loan facility, using pro forma interest rate of 6.88% (LIBOR + 1.50%)	$ 24,414
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	19,375
Revolving credit facility commitment fees	380
Amortization of debt issuance costs	2,575
Total pro forma adjustment and interest expense	$ 46,744

If the interest rate used to calculate pro forma interest expense on the senior term loan facility increased or decreased by 0.125%, total pro forma interest expense would increase or decrease by $0.4 million for the year ended December 31, 2005.

(d)   Angiotech investment income has been reduced by $2.1 and $6.3 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 2.95% and Angiotech’s average quarterly investment yield of 3.90%.

(e)   An increase (decrease) in depreciation and amortization expense of $(1.6) million and $18.3 million has been recognized for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired.  Depreciation and amortization expense has been calculated using estimated average useful lives ranging from 9 months to 12 years for intangible assets and 4.6 years for property, plant and equipment as follows:

(in thousands U.S.$)	Pro Forma Depreciation and Amortization Expense
	Nine months ended September 30, 2006	Year ended December 31, 2005
Intangible assets:
Fair market value of identifiable intangible assets acquired with estimated useful lives:
Greater than one year	$ 185,800	$ 185,800
Less than one year	5,800	5,800
Total	191,600	191,600
Amortization expense for the period using estimated useful lives:
Greater than one year	14,198	18,931
Less than one year	-	5,800
Total	14,198	24,731
Less: Reversal of Angiotech amortization expense relating to AMI acquisition	(13,925)	-
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(2,066)	(6,030)
Net pro forma adjustment to amortization expense	$ (1,793)	$ 17,550

Property, plant and equipment:
Fair market value of property, plant and equipment acquired	48,500	48,500
Less: Book value of property, plant and equipment acquired	(41,897)	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	6,603	6,603
Less: Amount relating to non-depreciable assets	(3,081)	(3,081)
Total depreciable balance	3,522	3,522
Pro forma adjustment to depreciation expense using estimated life of 4.6 years	568	761
Less: Angiotech depreciation expense recorded relating to excess fair market value	(396)	-
Net pro forma adjustment to depreciation expense	$ 172	$ 761

Net pro forma adjustment to depreciation and amortization expense	$ (1,621)	$ 18,311

(f)

Recognition of additional stock-based compensation expense of $0.3 million and $1.2 million for replacement options to former AMI employees for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, under the fair value provisions of Statement of FASB Statement No. 123(R) “Share-Based Payment”, a revision to FASB Statement No. 123 “Accounting for Stock-Based Compensation” adopted by Angiotech, effective January 1, 2006.

(g)

Elimination of AMI stock-based compensation expense of $33.3 million for the nine months ended September 30, 2006.  Upon closing of the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006.

(h)

Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(i)

Reclassification of the net operating results of certain operating subsidiaries acquired through the AMI acquisition as discontinued operations.  During the third quarter of 2006, we determined that certain operating subsidiaries including American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica were not aligned with our current business strategy and met the criteria at September 30, 2006 to reflect such operations as discontinued under FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Net income (loss) from the discontinued operations of these AMI subsidiaries amounted to $25,000 for the period from January 1, 2006 to March 22, 2006 and ($52,000) for the year ended December 31, 2005 summarized as follows:

(in thousands U.S.$)	Pro Forma Adjustment for Discontinued Operations
	Nine months ended September 30, 2006	Year ended December 31, 2005
Revenue:
Product sales	$ 3,060	$ 7,702

Expenses:
Cost of products sold	2,257	6,099
Selling, general and administrative	617	1,109
Depreciation and amortization	145	580
	3,019	7,788
Income (loss) before tax	41	(86)
Income tax expense (recovery)	16	(34)
Net income (loss) from discontinued operations	$ 25	$ (52)

(j)

Net increase (reduction) of provision for income taxes of $11.6 and $(22.7) million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment, stock-based compensation and discontinued operations described in notes 3(b), (c), (d), (e), (f), (g), and (i).  The effects on the provision for income taxes for the nine months ended September 30, 2006, were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.  The effects on the provision for income taxes for the year ended December 31, 2005, were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.

4.   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATING TO REFINANCING

The pro forma consolidated financial statements give pro forma effect to the following relating to the Refinancing:

(a)

The repayment of $319.9 million outstanding under the term loan portion of our senior credit facility, including $316.7 million classified as long-term and $3.2 million classified as short-term, the issuance of $325 million of our senior floating rate notes and the payment of related transaction fees and expenses.

The cash sources and uses of funds in connection with the Refinancing are as follows as at September 30, 2006:

Sources of Funds	Amount (In thousands U.S.$)	Uses of Funds	Amount (In thousands U.S.$)
Floating rate senior notes	$ 325,000	Repayment of amounts due under our senior secured term loan facility	$ 319,909
Use of cash on hand for transaction fees and expenses	3,728	Payment of outstanding interest obligation	1,319
		Transaction fees and expenses	7,500
Total sources	$ 328,728	Total uses	$ 328,728

The unamortized balance of debt issuance costs relating to the senior secured term loan facility of $9.1 million has been written off in the pro forma balance sheet as of September 30, 2006.  Such amount is expected to be included as an expense when the senior secured term loan facility is repaid but is not reflected as a pro forma adjustment in the pro forma consolidated statements of income for the year ended December 31, 2005 or the nine month period ended September 30, 2006 as such amount is not expected to be an ongoing expense related to the Refinancing.

(b)

Incremental interest expense of $1.5 million and $0.8 million relating to the floating rate senior notes issued in connection with the Refinancing is recognized for the nine months ended  September 30, 2006 and the year ended December 31, 2005, respectively, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense
	Nine months ended September 30, 2006	Year ended December 31, 2005
$325,000 senior floating rate notes, estimated interest rate of LIBOR + %	$ 19,500	$ 26,000
Amortization of debt issuance costs relating to new debt	804	1,071
Total pro forma interest expense relating to new debt	20,304	27,071
Less: Reversal of interest expense relating to:
$350,000 senior term loan facility	(17,371)	(24,414)
Revolving credit facility commitment fees	(285)	(380)
Amortization of debt issuance costs	(1,136)	(1,516)
Total reversal of interest expense	(18,792)	(26,310)
Net pro forma adjustment to interest expense	$ 1,512	$ 761

If the interest rate used to calculate pro forma interest expense on the senior floating rate notes increased or decreased by 0.125%, the net pro forma adjustment to interest expense would increase or decrease by $0.3 million for the nine months ended September 30, 2006 and $0.4 million for the year ended December 31, 2005, respectively.

(c)

Net reduction of provision for income taxes of $0.4 million and $0.3 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, relating to the net changes to interest expense described in note 4(b).  The effects on the provision for income taxes for the nine months ended September 30, 2006, and the year ended December 31, 2005 were determined by applying the actual effective tax rates of 26.0% and 34.9%, respectively to the previously mentioned pro forma adjustments.

5.    RESTATEMENT

The restated historical AMI financial statements filed by Angiotech on Form 6-K on October 24, 2006 have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability instead of equity and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004.  In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expenses previously not recorded.